LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com
N E W S R E L E A S E

Linux Gold Corp.
(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. ANNOUNCES THE 43-101 REPORT ON THE GRANITE
MOUNTAIN PROPERTY IN ALASKA HAS BEEN
COMPLETED FOR A $1.5 MILLION BUDGET

For Immediate Release: February 23, 2006, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) is pleased to announce that the 43-101 report on the 100% owned 38 square mile Granite Mountain property in Alaska has been completed and filed with the regulatory bodies.

Robert B. Murray, Registered Professional Geologist, has proposed a $1.5 million budget for 2006 in the 43-101 report for the Granite Mountain property for Linux. The initial phase will consist of an airborne magnetic survey and additional staking of claims adjoining the mineralized zone discovered in the 2005 exploration program. The budget will also include diamond drilling of several main targets defined by the 2005 sampling program combined with this year’s airborne magnetic survey.

ABOUT LINUX GOLD CORP.

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska. See news release dated October 26, 2005 for details.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has an option on certain mineral exploration rights for the Bo Luo Nuo Gold Mine in Hebei Province, People’s Republic of China.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.